THE PACIFIC CORPORATE GROUP PRIVATE EQUITY FUND

September 23, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Pacific Corporate Group Private Equity Fund (the “Fund”)
Investment Company Act file number 811-08637
Form N-Q for the Nine-Months Ended December 31, 2010 (the “Form N-Q”)
Form N-CSR for the Year Ended March 31, 2011 (the “Form N-CSR”)

Ladies and Gentlemen:

Reference is hereby made to our telephone conversations with Lauren Hatch (“SEC Staff”), Division of Investment Management, U.S. Securities and Exchange Commission (the “SEC”), on August 19, 2011 and August 23, 2011. We appreciate the constructive comments made by the SEC Staff with respect to the above referenced filings.  The following sets forth each of the SEC Staff’s comments and the Fund’s responses thereto.

1.  Comment:  The SEC Staff stated that the Fund’s filing of Form N-Q did not include the appropriate hierarchy disclosures related to the Statement of Financial Accounting Standards No. 157 (“SFAS 157”).

Response:  The Fund’s management concurs with the SEC Staff’s comment. On a prospective basis, the Fund will include the appropriate SFAS 157 disclosures for the Schedule of Portfolio Investments in the Form N-Q filing.

2.  Comment:  The SEC Staff stated that the Fund’s filing of the Form N-Q did not include the disclosures related to footnote 8 of Regulation S-X Rule 12-12. The disclosure is to state in a footnote the following amounts based on cost for Federal income tax purposes: (a) the aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes.

Response:  The Fund’s management concurs with the SEC Staff’s comment. On a prospective basis, the Fund will include the appropriate disclosures related to footnote 8 of Regulation S-X Rule 12-12 in the Form N-Q filing.

3.  Comment:  The SEC Staff stated that the Fund’s Form N-CSR did not include the appropriate disclosures related to footnote 8 of Regulation S-X Rule 12-12.

Response:  The Fund’s management concurs with the SEC Staff’s comment. On a prospective basis, the Fund will include the appropriate disclosures related to footnote 8 of Regulation S-X Rule 12-12 in the Form N-CSR filing.

4.  Comment:  The SEC Staff requested that the Fund provide a detailed explanation of the Due from Affiliate balance of $81,319 in the Form N-CSR.

Response:  The Pacific Corporate Group Offshore Private Equity Fund (the “Offshore Fund”) is managed by Pacific Corporate Group LLC and its only investment is the interest that it holds in the Fund. The Due from Affiliate balance relates to the cost of various expenses such as audit fees, tax filing fees and fund administrator fees which the Fund has paid on behalf of the Offshore Fund. The Offshore Fund reimburses the Fund periodically for these expenses and, prior to such reimbursements, the cost of the expense is reflected in Due from Affiliates.

5.  Comment:  The SEC Staff stated that the Fund’s filing of the Form N-CSR did not have the correct amount for the Net Change in Shareholders’ Equity from Indirect Investments on the Consolidated Statement of Operations. The amount shown is $1,054,215 and the correct amount is $1,353,264.

Response: The Fund’s management concurs with the SEC Staff’s comment. Although, the Form N-CSR has an incorrect amount, the audited March 31, 2011 consolidated financial statements for the Fund that were issued and provided to the shareholders of the Fund have the correct amount of $1,353,264 for the Net Change in Shareholders’ Equity from Indirect Investments on the Consolidated Statement of Operations. The Fund’s management believes that the Form N-CSR is not materially misstated as a result of the error and believes that the error is an isolated incident. The Fund’s management will evaluate the internal controls over financial reporting and make any necessary improvements to mitigate the risk of error.

In connection with the foregoing, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not prevent the SEC from taking any action with respect to the Fund’s filings; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Kara King

Kara King
Vice President, Treasurer and Secretary/Principal Financial Officer
The Pacific Corporate Group Private Equity Fund

1200 PROSPECT STREET SUITE 200 • LA JOLLA CALIFORNIA • 90403
PHONE: (858) 456-6000 • FAX: (858) 456-6018